Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports Q3 results; improving operational performance supports dividend growth; strengthening prospects amid growing demand for nuclear power; long-term contracting activity gaining momentum; strong annual outlook; Cameco well-positioned

Saskatoon, Saskatchewan, Canada, November 7, 2024 .. . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2024, in accordance with International Financial Reporting Standards (IFRS).

“Our third quarter operational performance was strong across all segments, supporting our return to a tier-one cost structure,” said Tim Gitzel, Cameco’s president and CEO. “Looking past quarterly earnings, which can vary significantly, there is a clear underlying trend of improving operational performance and cash flow generation, backed by stable and rising market prices. Apart from the impact of a stronger US dollar, our financial outlook for both Cameco and Westinghouse remained strong and unchanged. To recognize the return to our tier-one production rate and the continued strengthening of the industry’s long-term prospects, our board of directors declared an increased 2024 annual dividend of $0.16 per common share. We are also recommending a dividend growth plan to our board of directors, under which we expect to at least double last year’s dividend of $0.12 per common share, to $0.24 per common share, over the fiscal periods 2024 through 2026, subject to annual consideration by our board.

“Our disciplined strategy aligns our marketing, operational, and financially focused decisions. From a marketing perspective, we have contracts in both our uranium and fuel services segments that have deliveries spanning more than a decade. However, in a market where we are seeing sustained, positive momentum for nuclear energy, we are continuing to be selective in committing our unencumbered, tier-one, in-ground uranium inventory and UF6 conversion capacity under long-term contracts, to capture greater upside for many years to come.

“The marketing element of our strategy guides our operational decisions to ensure our supply aligns with our commitments, so we balance our production rates, inventory position, long-term purchases, product loans, and near-term market purchases in order to deliver full-cycle value. This past quarter was a good example of that prudent management of our supply sources, with our 2024 uranium production outlook increasing from 22.4 million pounds (our share) of uranium, to up to 23.1 million pounds (our share) of uranium, thanks to strong production from McArthur River/Key Lake. The higher production level for 2024 is fully committed within our contract portfolio and allows us to rebalance our other supply sources, including a partial offset of the increase in Saskatchewan by lower production and purchases from JV Inkai, where we now expect production of 7.7 million pounds (100% basis) of uranium, down about 600,000 pounds of uranium from last year due to the ongoing acid supply challenges in Kazakhstan.

“The marketing and operational decisions set the stage for the financial element of our strategy, under which we expect strong cash flow generation to underpin our conservative capital allocation priorities. Those priorities include a focus on debt management, as is evident with the prudent refinancing activities we have undertaken in 2024, and the prepayment of a large portion of the term loan we utilized to purchase Westinghouse.

“We are continuing to see a positive shift in government, industry and public support for nuclear energy, further supported by recent announcements between utilities, reactor developers, and the industrial energy users, who are now extending financial support to ensure future access to clean, reliable and scalable nuclear power. Cameco, with our assets and investments across the fuel and reactor life cycles, is uniquely positioned to benefit from those tailwinds as a responsible, commercial supplier with multiple long-lived, tier-one assets in reliable jurisdictions, proven operating experience, and a strong balance sheet to execute our strategy. In a market where we are seeing sustained, positive momentum for nuclear energy, we believe our disciplined strategy will allow us to achieve our vision of ‘energizing a clean-air world’ in a manner that reflects our values, including a commitment to address the risks and opportunities that we believe will make our business sustainable over the long term.”

•

Dividend: Our board of directors declared a 2024 annual dividend of $0.16 per common share, payable on December 13, 2024, to shareholders of record on November 27, 2024. The decision to declare an annual dividend is reviewed regularly by our board in context of our cash flow, financial position, strategy and other relevant factors, including appropriate alignment with the cyclical nature of our earnings. To recognize the return to our tier-one production rate, and in line with the principles of our capital allocation framework, we have recommended to our board of directors a dividend growth plan for consideration. Based on our plan, we expect an annual increase of at least $0.04 per common share over the fiscal periods 2024 through 2026, to achieve a doubling of the 2023 dividend from $0.12 per common share, to $0.24 per common share. In 2022, the board increased the dividend by 50% to reflect the expected improvement in our financial performance as we began the transition to our tier-one run rate.

•

Financial results impacted by purchase accounting: Third quarter results reflect normal quarterly variations in sales volumes, as well as delayed sales for Joint Venture Inkai (JV Inkai) due to continued transportation challenges, and the ongoing impact of purchase accounting for Westinghouse. Net earnings were $7 million, adjusted net losses were $3 million, and adjusted EBITDA was $308 million. During the first nine months of the year, net earnings of $36 million and adjusted net earnings of $115 million were lower, while adjusted EBITDA of $1.0 billion was higher than in 2023. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see page 5.

•

Strong 2024 financial outlook: We continue to expect strong cash flow generation. Due to the continued strengthening of the US dollar, we have updated our exchange rate assumption to reflect the average rate year-to-date in 2024 of $1.00 (US) for $1.35 (Cdn) (previously $1.00 (US) for $1.30 (Cdn)). As a result, our expected uranium average realized price increased to $77.80 per pound (previously $74.70 per pound), driving up several financial outlook metrics, including estimated consolidated revenue for the year, which is now expected to be about $3.01 billion to $3.16 billion (previously $2.85 billion to $3.0 billion), and our outlook for our share of Westinghouse’s 2024 adjusted EBITDA, which is now expected to be between $460 million and $530 million (previously $445 million to $510 million). See Outlook for 2024 in our third quarter MD&A for more information. Adjusted EBITDA attributable to Westinghouse is a non-IFRS measure, see page 5.

•

Strong uranium segment performance: In our uranium segment, production volumes for the third quarter and for the first nine months of the year were strong. Higher revenues and gross profit compared to last year were primarily driven by higher sales volume and higher Canadian dollar average realized price. Deliveries of 7.3 million pounds during the quarter were higher than the same period in 2023, while deliveries of 20.8 million pounds year-to-date were slightly lower than the same period last year due to normal quarterly variations, although it remained in line with the delivery pattern disclosed in our annual MD&A. Our annual expectation for uranium deliveries of between 32 million and 34 million pounds remains unchanged. See Uranium in our third quarter MD&A for more information.

•

Increased 2024 uranium production outlook: We updated our 2024 production outlook to be up to 37.0 million pounds (up to 23.1 million pounds our share) of uranium, to advance our strategy in step with the positive market momentum and to meet our commitments under our long-term contracts. The higher planned annual production level is due to the consistent run rate at the Key Lake mill, which we now expect to produce 19 million pounds (100% basis) of uranium in 2024 (previously 18 million pounds of uranium), partially offset by lower expected production and purchases from JV Inkai. Expected market and committed purchases for 2024 have been realigned to account for the increased uncertainty on the timing of receipt of our remaining share of 2024 production from JV Inkai. We have either taken delivery of, or have commitments for, the majority of our expected 2024 market purchases, but may look for additional opportunities to add to our inventory. See Outlook for 2024 in our third quarter MD&A for more information.

•

Inkai production lower than previously expected: At JV Inkai, production for the third quarter was similar to last year, but lower for the first nine months of this year compared to the same period in 2023, due to differences in the annual mine plan, a shift in the acidification schedule for new wellfields, and unstable acid supply throughout the year. Maximum annual expected production is now estimated to be approximately 7.7 million pounds (100% basis) of uranium, as the previous target of 8.3 million pounds of uranium was contingent upon receipt of sufficient volumes of sulfuric acid in accordance with a specific schedule and is now deemed unachievable. The first shipment containing approximately 2.3 million pounds of our share of Inkai’s 2024 production has arrived at the Canadian port and is expected to arrive at the Blind River refinery before the end of 2024. The timing for the shipment of our remaining share of 2024 production is uncertain, and our allocation of this year’s planned production from JV Inkai remains under discussion. The timing of deliveries from JV Inkai impacts our share of earnings from equity-accounted investee and the timing of receipt of our share of dividends. An updated NI 43-101 technical report for the Inkai mine is being finalized and is expected to be filed under Cameco’s profile on SEDAR+ within 45 days of this release. Changes to the mineral reserves, production profile, costs, sensitivities, environmental and regulatory matters, and other scientific and technical information will be updated in the relevant sections of the report.

•

Solid adjusted EBITDA from Westinghouse: While Westinghouse reported a net loss of $57 million (our share), for the third quarter compared to $47 million (our share) in the second quarter, adjusted EBITDA was $122 million, compared to $121 million in the second quarter. Due to normal variability in the timing of its customer requirements, and delivery and outage schedules, we expect to see stronger performance from the Westinghouse segment in the fourth quarter, with higher expected cash flows. Purchase accounting, which required the revaluation of Westinghouse’s inventory and other assets at the time of acquisition, and the expensing of certain non-operating acquisition-related transition costs continues to impact quarterly earnings and our 2024 earnings outlook. See Outlook for 2024 and Our earnings from Westinghouse in our third quarter MD&A for more information.

•

Selective long-term contracting, maintaining exposure to higher prices: As of September 30, 2024, we had commitments requiring delivery of an average of about 29 million pounds per year from 2024 through 2028. We also have contracts in our uranium and fuel services segments that span more than a decade, and in our uranium segment, many of those contracts benefit from market-related pricing mechanisms. In addition, we have a large and growing pipeline of business under discussion both on- and off-market, which we expect will help further build our long-term contract portfolio.

•	Maintaining financial discipline and balanced liquidity to execute on strategy:

•

Strong balance sheet: As of September 30, 2024, we had $197 million in cash and cash equivalents and $1.3 billion in total debt, demonstrating our ability to maintain liquidity while prioritizing repayment of our term loan debt. In addition, we have a $1.0 billion undrawn credit facility, which matures October 1, 2028. We continue to expect strong cash flow generation in 2024.

•

Focused debt reduction: Thanks to our risk-managed financial discipline, and strong cash position, in the third quarter we continued to prioritize the reduction of the floating-rate term loan used to finance the Westinghouse acquisition, repaying another $100 million (US) of the remaining $300 million (US) principal outstanding. We plan to continue to prioritize repayment of the remaining $200 million (US) outstanding principal on the term loan while balancing our liquidity and cash position.

•	Maintaining financial flexibility: We plan to file a new base shelf prospectus in the fourth quarter as the existing prospectus expired in October.

•

Changes to the executive team: Effective October 7, 2024, David Doerksen was appointed senior vice-president and chief marketing officer, overseeing the international marketing team in the development and execution of Cameco’s marketing strategy, and Lisa Aitken was appointed vice-president, marketing.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2024	2023	CHANGE	2024	2023	CHANGE
Revenue	721	575	25%	1,953	1,744	12%
Gross profit	171	152	13%	533	429	24%
Net earnings attributable to equity holders	7	148	(95)%	36	281	(87)%
$ per common share (basic)	0.02	0.34	(94)%	0.08	0.65	(88)%
$ per common share (diluted)	0.02	0.34	(94)%	0.08	0.65	(88)%
Adjusted net earnings (losses) (ANE) (non-IFRS, see page 5)	(3)	137	>(100)%	115	249	(54)%
$ per common share (adjusted and diluted)	(0.01)	0.32	>(100)%	0.26	0.57	(54)%
Adjusted EBITDA (non-IFRS, see page 5)	308	234	32%	992	511	94%
Cash provided by operations (after working capital changes)	52	185	(72)%	376	487	(23)%

The financial information presented for the three months and nine months ended September 30, 2023, and September 30, 2024, is unaudited.

Selected segment highlights

					THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS					2024	2023	CHANGE	2024	2023	CHANGE
Uranium	Production volume (million lbs)				4.3	3.0	43%	17.3	11.9	45%
	Sales volume (million lbs)				7.3	7.0	4%	20.8	22.2	(6)%
	Average realized price[1]		($US/lb	)	60.18	52.57	14%	58.28	48.62	20%
			($Cdn/lb	)	82.33	70.30	17%	78.97	65.40	21%
	Revenue				600	489	23%	1,642	1,452	13%
	Gross profit				154	139	11%	467	349	34%
	Earnings before income taxes				171	218	(22)%	615	474	30%
	Adjusted EBITDA[2]				240	224	7%	790	601	31%
Fuel services	Production volume (million kgU)				3.2	2.0	60%	9.9	9.6	3%
	Sales volume (million kgU)				3.5	2.1	67%	7.9	7.8	1%
	Average realized price [3]	($	Cdn/kgU	)	34.54	39.87	(13)%	39.17	37.44	5%
	Revenue				120	86	40%	311	291	7%
	Earnings before income taxes				17	28	(39)%	71	97	(27)%
	Adjusted EBITDA[2]				28	36	(22)%	96	121	(21)%
	Adjusted EBITDA margin (%)[2]				23	42	(45)%	31	42	(26)%
Westinghouse	Revenue				726	—	n/a	2,052	—	n/a
(our share)	Net loss				(57)	—	n/a	(227)	—	n/a
	Adjusted EBITDA[2]				122	—	n/a	320	—	n/a

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 5.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 5). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($CDN/LB)	2024	2023	CHANGE	2024	2023	CHANGE
Produced
Cash cost	29.21	32.37	(10)%	20.90	25.60	(18)%
Non-cash cost	10.40	12.24	(15)%	9.66	11.92	(19)%

Total production cost [1]	39.61	44.61	(11)%	30.56	37.52	(19)%

Quantity produced (million lbs)[1]	4.3	3.0	43%	17.3	11.9	45%

Purchased
Cash cost	109.59	79.14	38%	100.13	69.88	43%

Quantity purchased (million lbs)[1]	1.8	0.8	>100%	6.2	5.0	24%

Totals
Produced and purchased costs	60.26	51.88	16%	48.91	47.09	4%

Quantities produced and purchased (million lbs)	6.1	3.8	61%	23.5	16.9	39%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases during the quarter. In the first nine months of 2024, we purchased 1.2 million pounds at a purchase price per pound of $128.42 ($95.63 (US)).

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore may not be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2023 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2023 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 10 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 7 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 7 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the third quarter and first nine months of 2024 and compares it to the same periods in 2023.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2024	2023	2024	2023
Net earnings attributable to equity holders	7	148	36	281

Adjustments
Adjustments on derivatives	(28)	41	19	—
Inventory purchase accounting (net of tax)	—	—	50	—
Acquisition-related transition costs (net of tax)	5	—	24	—
Adjustment to other operating expense (income)	5	(48)	(12)	(42)
Income taxes on adjustments	8	(4)	(2)	10

Adjusted net earnings (losses)	(3)	137	115	249

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) for the third quarter and first nine months of 2024 compares to the same periods in 2023.

		THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings - 2023	148	137	281	249

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	6	6	(22)	(22)
	Higher realized prices ($US)	74	74	270	270
	Foreign exchange impact on realized prices	14	14	12	12
	Higher costs	(78)	(78)	(139)	(139)

	Change – uranium	16	16	121	121

Fuel services	Impact from sales volume changes	9	9	2	2
	Higher (lower) realized prices ($Cdn)	(19)	(19)	14	14
	Lower (higher) costs	13	13	(32)	(32)

	Change – fuel services	3	3	(16)	(16)

	Other changes
	Lower administration expenditures	15	15	11	11
	Higher exploration and research and development expenditures	(2)	(2)	(10)	(10)
	Change in reclamation provisions	(66)	(13)	(40)	(10)
	Lower earnings from equity-accounted investees	(66)	(61)	(176)	(102)
	Change in gains or losses on derivatives	68	(1)	(23)	(4)
	Change in foreign exchange gains or losses	(68)	(68)	—	—
	Lower finance income	(30)	(30)	(75)	(75)
	Higher finance costs	(12)	(12)	(48)	(48)
	Change in income tax recovery or expense	3	15	13	1
	Other	(2)	(2)	(2)	(2)

	Net earnings (losses) - 2024	7	(3)	36	115

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes. Included in EBITDA is our share of equity-accounted investees.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These primarily include transaction, integration and restructuring costs related to acquisitions.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure.

To facilitate a better understanding of these measures, the tables below reconcile net earnings with EBITDA and adjusted EBITDA for the third quarter and first nine months of 2024 and 2023.

For the quarter ended September 30, 2024:

		FUEL
($ MILLIONS)	URANIUM	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	171	17	(57)	(124)	7
Depreciation and amortization	59	11	—	1	71
Finance income	—	—	—	(4)	(4)
Finance costs	—	—	—	35	35
Income taxes	—	—	—	38	38

	230	28	(57)	(54)	147
Adjustments on equity investees
Depreciation and amortization	2	—	93	—
Finance expense	—	—	54	—
Income taxes	3	—	(2)	—

Net adjustments on equity investees	5	—	145	—	150

EBITDA	235	28	88	(54)	297
Loss on derivatives	—	—	—	(28)	(28)
Other operating expense	5	—	—	—	5

	5	—	—	(28)	(23)
Adjustments on equity investees
Acquisition-related transition costs	—	—	7	—
Other expenses	—	—	27	—

Net adjustments on equity investees	—	—	34	—	34

Adjusted EBITDA	240	28	122	(82)	308

For the quarter ended September 30, 2023:

		FUEL
($ MILLIONS)	URANIUM	SERVICES	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	218	28	(98)	148
Depreciation and amortization	47	8	1	56
Finance income	—	—	(34)	(34)
Finance costs	—	—	23	23
Income taxes	—	—	41	41

	265	36	(67)	234
Adjustments on equity investees
Depreciation and amortization	2	—	—
Income taxes	5	—	—

Net adjustments on equity investees	7	—	—	7

EBITDA	272	36	(67)	241
Gain on derivatives	—	—	41	41
Other operating income	(48)	—	—	(48)

Adjusted EBITDA	224	36	(26)	234

For the nine months ended September 30, 2024:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	615	71	(227)	(423)	36
Depreciation and amortization	148	25	—	4	177
Finance income	—	—	—	(18)	(18)
Finance costs	—	—	—	117	117
Income taxes	—	—	—	87	87

	763	96	(227)	(233)	399
Adjustments on equity investees
Depreciation and amortization	12	—	267	—
Finance income	—	—	(3)	—
Finance expense	—	—	172	—
Income taxes	27	—	(50)	—

Net adjustments on equity investees	39	—	386	—	425

EBITDA	802	96	159	(233)	824
Gain on derivatives	—	—	—	19	19
Other operating income	(12)	—	—	—	(12)

	(12)	—	—	19	7
Adjustments on equity investees
Inventory purchase accounting	—	—	66	—
Acquisition-related transition costs	—	—	32	—
Other expenses	—	—	63	—

Net adjustments on equity investees	—	—	161	—	161

Adjusted EBITDA	790	96	320	(214)	992

For the nine months ended September 30, 2023:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	474	97	(290)	281
Depreciation and amortization	147	24	3	174
Finance income	—	—	(93)	(93)
Finance costs	—	—	69	69
Income taxes	—	—	100	100

	621	121	(211)	531
Adjustments on equity investees
Depreciation and amortization	6	—	—
Income taxes	16	—	—

Net adjustments on equity investees	22	—	—	22

EBITDA	643	121	(211)	553
Other operating income	(42)	—	—	(42)

Adjusted EBITDA	601	121	(211)	511

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the third quarter and first nine months of 2024 and 2023.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2024	2023	2024	2023
Cost of product sold	386.5	304.6	1,027.0	959.1
Add / (subtract)
Royalties	(38.4)	(22.3)	(88.5)	(61.0)
Care and maintenance costs	(13.4)	(12.1)	(37.3)	(35.2)
Other selling costs	(2.9)	(3.0)	(12.2)	(7.1)
Change in inventories	(8.9)	(106.8)	93.4	(201.8)

Cash costs of production (a)	322.9	160.4	982.4	654.0
Add / (subtract)
Depreciation and amortization	59.3	47.1	147.5	147.2
Care and maintenance costs	(0.2)	(0.8)	(0.6)	(3.4)
Change in inventories	(14.4)	(9.6)	20.2	(2.0)

Total production costs (b)	367.6	197.1	1,149.5	795.8

Uranium produced & purchased (million lbs) (c)	6.1	3.8	23.5	16.9

Cash costs per pound (a ÷ c)	52.93	42.21	41.80	38.70
Total costs per pound (b ÷ c)	60.26	51.88	48.91	47.09

Management’s discussion and analysis (MD&A) and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2024, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2023, first quarter, second quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE

• Greg Murdock, general manager, McArthur River, Cameco	• Kirk Lamont, general manager, Cigar Lake, Cameco

• Daley McIntyre, general manager, Key Lake, Cameco	INKAI

• Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our view that our third quarter operational performance supports our return to a tier-one cost structure, and that there is a trend of improving operational performance and cash flow generation, backed by stable and rising market prices; our financial outlook for both Cameco and Westinghouse; our expectation of continued strengthening of the industry’s long term prospects; our recommended dividend growth plan and expectations regarding dividend payments, and increases through 2026; our perception of sustained, positive momentum for nuclear energy, and our ability to capture greater upside in future years; our view that our strategy will align with our commitments, permitting us to deliver fully-cycle value; our 2024 uranium production outlook; our ability to rebalance our supply sources; our production expectations for JV Inkai; our expectation of strong cash flow generation, and intention to prioritize debt management and reduction while maintaining liquidity and strong cash flow generation; our perception of a positive shift in government, industry and public support for nuclear energy, and continuing financial support for access to nuclear power; our belief that Cameco is uniquely positioned to benefit from those developments; our expected ability to achieve our vision, including a commitment to make our business sustainable over the long term; our expected uranium average realized prices, production and deliveries and outlook for our share of Westinghouse’s 2024 adjusted EBITDA, as well as its performance and cash flows; expected Key Lake Mill and JV Inkai production levels, and timing of shipments and deliveries; the expected timing of the finalization and filing of a new technical report for the Inkai mine; our expectations regarding the building of our long-term contract portfolio and pipeline of business under discussion; our intention to file a new base shelf prospectus in the fourth quarter; and the timing of our third quarter conference call and announcement of our 2024 fourth quarter and annual results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; the risk that the production levels at Inkai may not be at expected levels due to the unavailability of sufficient volumes of sulfuric acid or for any other reason, or that it may not be able to deliver its production when expected, risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values; the filing of our new base shelf prospectus or the new technical report for the Inkai mine may be delayed for unanticipated reasons; we may be unable to pay dividends on our common shares through 2026 in the amounts we currently expect; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; Inkai production, its receipt of sufficient volumes of sulfuric acid, and our allocation of planned production and timing of deliveries; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, aging infrastructure, and operating risks; the assumptions relating to Westinghouse’s adjusted EBITDA; the filing of our new base shelf prospectus and the new technical report for the Inkai mine will not be delayed for unanticipated reasons; annual dividends on our common shares will be declared and paid in the amounts we expected through 2026 and our ability to announce future financial results when expected.

Please also review the discussion in our 2023 annual MD&A, our 2024 first and second quarter MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Thursday, November 7, 2024, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial please dial (844) 763-8274 (Canada and US) or (647) 484-8814. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, December 7, 2024, by calling (855) 669-9658 (Canada/ USA toll-free) or (412) 317-0088 (International toll) (Passcode 7713061)

2024 fourth quarter and annual report release date

We plan to announce our 2024 fourth quarter and annual consolidated financial and operating results before markets open on February 20, 2025. Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com